United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2010 and 2009
Index to Financial Statements and Supplemental Schedules

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2010	3

Notes to Financial Statements	4-13

Supplemental Schedules*:

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) —December 31, 2010	14

Supplemental Schedule H, Line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — Year ended December 31, 2010	15

Exhibit 23- Consent of Independent Registered Public Accounting Firm
EX-23

*	Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2010 and Schedule H, line 4a — schedule of nonexempt transactions for delinquent participant contributions — year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 23, 2011

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$57,039,981	49,072,522
Mutual Funds	450,858,445	380,793,145

Total investments	507,898,426	429,865,667

Participant loans Receivable	13,955,600	12,226,530

Contributions receivable:
Employer	26,107,164	23,735,111
Participants	889,482	886,828
Other	—	28,512

Total receivables	26,996,646	24,650,451

Net assets available for plan benefits	$548,850,672	466,742,648

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$47,483,527
Interest and dividends	8,372,446

Net investment income	55,855,973

Interest on participant loans	575,809

Contributions:
Employer	26,107,164
Participants	23,805,893
Rollovers	3,166,183

Total contributions	53,079,240

Total additions	109,511,022

Deductions from net assets attributed to:
Benefits paid to participants	27,354,675
Administrative expenses	48,323

Total deductions	27,402,998

Net increase in net assets available for plan benefits	82,108,024

Net assets available for plan benefits at:
Beginning of year	466,742,648

End of year	$548,850,672

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)	General

The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. An Employee becomes eligible to participate in the Plan on the first day of the Calendar Quarter following the first full Calendar Quarter in which the Employee completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the Employee’s first year in which the Employee completes 1,000 Hours-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.

Fidelity Management Trust Company (“Fidelity”) is the Trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b)	Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the Internal Revenue Code’s (IRC) maximum for any one year. The Company’s contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s Vesting Schedule; and 40% to the Participant’s Company 401(k) Account which is 100% vested.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year among the proper Accounts of all Participants who were employed by a Participating Employer on the last day of the calendar year and who were credited with at least 1,000 Hours-of-Service at the end of the calendar year based on the Participant’s Earnings for the period of the calendar year he or she was a Participant. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Nonexempt Transaction

There were unintentional delays during 2010 and 2009 by the Company in submitting certain Participant contributions to the Trustee in the amount of $1,015 and $16,923. The Company reimbursed lost interest of $49 and $9 to the Plan on June 6, 2011 and August 21, 2009 respectively.

Participant Contributions

Tax-Deferred Contributions

A Participant in the Plan may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their Eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year does not exceed 50% of the Participant’s Earnings to date up to a statutory limit ($16,500 for 2010). A Participant may change or suspend their Tax-Deferred Contributions election.

Roth Contributions

A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions combined not to exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($16,500 for 2010).

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan. In addition, amounts attributable to Roth Contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2010, Tax-Deferred and Roth Catch-up Contributions have a combined limit of $5,500.

(c)	Participants’ Accounts

Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(d)	Vesting

Participants are fully vested in their tax-deferred and after tax Roth contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution is allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment. Prior to 2007’s vesting in the portion of the employer contribution that is allocated to the Participant’s Profit Sharing Account occurs at the rate of 20% per year beginning after three years of continuous employment. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the Participant becomes fully vested.

(e)	Payments of Benefits

On termination of employment, retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

(f)	Forfeitures

Forfeitures are retained in the Plan and are allocated among the Accounts of the remaining active Participants as of the last day of the Plan Year in which the forfeiture occurs. Forfeitures are allocated in the subsequent year and totaled $869,972 and $432,671 for years ended December 31, 2010 and 2009, respectively.

(g)	Participant Loans

The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2010 and 2009, there were 1,864 and 1,685 individual loans outstanding bearing an interest rate ranging from 3.25% to 9.50%, and 3.25% to 9.50%, respectively, with maturities ranging from 1 to 25 years.

The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first of each quarter and fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted. A Participant with an outstanding

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

(h)	Investments

Participants are responsible for directing the investment of their respective Accounts. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.

Effective as of the close of business on April 7, 2010, seven Fidelity investment options were changed to the Fidelity Freedom K Fund series. The Account balances prior to April 7, 2010 were transferred automatically to the investment options under Investment Options for Future Contributions after April 7, 2010.

The Fidelity Freedom K Funds have the same management team, investment objectives and will invest in the same underlying investments as the Fidelity Freedom Funds® (although the Fidelity Freedom K Funds will often invest in a different share class of the underlying funds). Since they are designated as Fidelity’s institutional target date series of mutual funds, Fidelity Freedom K Funds have lower expense ratios than the corresponding target date Fidelity Freedom Funds.

(i)	Other Accounts Receivable

In 2010, Invesco Funds Group distributed settlement proceeds as a result of U.S. Securities and Exchange Commission proceedings related to late trading and/or market timing activities which occurred from January 1, 2000 — July 31, 2003. Fidelity, as an intermediary received $28,512 in proceeds that were used to pay for Plan expenses.
(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:
(a)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 of the fair value hierarchy and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3 of the fair value hierarchy; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance was effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Disclosures required by this guidance have been included in the notes to financial statements, where appropriate.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance, which was effective for fiscal years ending after December 15, 2010, requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance, which was applied retrospectively to all prior periods presented in this report, did not have a material impact on the Plan’s net assets or financial condition.

(b)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The W. R. Berkley Company Common Stock Fund (the Company Common Stock Fund) is valued at its year-end unit closing price. A net asset value (“NAV”) per unit is determined on a daily basis. In determining the NAV, the value of the Company Common Stock Fund is based on the closing price of the Company’s Shares on the New York Stock Exchange (“NYSE”). The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method and are included in net appreciation in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

(d)	Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. More than 10% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2010 and 2009.

The Plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants in accordance with the value of each Participant’s Account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter. The Company applied for a new determination letter in 2007. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine plan activity for up to three prior years.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

During the past several years, nonexempt transactions have been identified due to the delinquent remittance of certain participant contributions. In 2009, the Plan Sponsor submitted a filing under the

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Department of Labor’s Voluntary Fiduciary Correction Program. The Department of Labor has decided not to take any further action against the Plan. These operational issues have been subsequently corrected and management has taken action to improve controls in this area.

(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009
W. R. Berkley Corporation Common Stock Fund	$57,039,981	49,072,522

Mutual Funds:
Fidelity Contrafund® — Class K	64,640,512	55,819,145
Fidelity Retirement Money Market Portfolio	53,924,169	52,438,140
Fidelity Puritan® Fund — Class K	29,954,235	26,618,582
The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2010 are as follows:

W. R. Berkley Corporation Common Stock Fund	$6,076,685
Mutual funds	41,406,842

Net appreciation in fair value of investments	$47,483,527

(7)	Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses FAS 157’s fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Money Market Funds and Equity Securities — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the NAV of shares held by the plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Fair Value Measurements at December 31, 2010
		Quoted	Significant
		Prices in	Other	Significant
	Total assets	active	observable	Unobservable
	measured at	markets	market data	market data
	fair value	(Level I)	(Level II)	(Level III)
W. R. Berkley Corporation Common Stock Fund	$57,039,981	$57,039,981	$—	$—
Mutual funds:
Large Cap equity funds	168,304,274	168,304,274	—	—
Fixed Income funds	69,683,284	69,683,284	—	—
Money Market fund	53,924,169	53,924,169	—	—
Target Date blended funds	45,265,454	45,265,454	—	—
International equity funds	38,492,126	38,492,126	—	—
Small Cap equity fund	37,345,061	37,345,061	—	—
Other blended fund	29,954,235	29,954,235	—	—
Specialty fund	5,543,194	5,543,194	—	—
Mid Cap equity fund	2,346,648	2,346,648	—	—

Total investments	$507,898,426	$507,898,426	$—	$—

	Fair Value Measurements at December 31, 2009
		Quoted	Significant
		Prices in	Other	Significant
	Total assets	active	observable	Unobservable
	measured at	markets	market data	market data
	fair value	(Level I)	(Level II)	(Level III)
W. R. Berkley Corporation Common Stock Fund	$49,072,522	$49,072,522	$—	$—
Mutual funds:
Large Cap equity funds	142,742,478	142,742,478	—	—
Fixed Income funds	59,912,214	59,912,214	—	—
Money Market fund	52,438,140	52,438,140	—	—
Target Date blended funds	36,421,816	36,421,816	—	—
International equity funds	32,297,229	32,297,229	—	—
Small Cap equity fund	28,299,753	28,299,753	—	—
Other blended fund	26,618,582	26,618,582	—	—
Specialty fund	1,822,112	1,822,112	—	—
Mid Cap equity fund	240,821	240,821	—	—

Total investments	$429,865,667	$429,865,667	$—	$—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(8)	Related Party Transactions

Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Fair value at
	Description and number of	December 31,
Identity of issuer	shares/units	2010
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 1,219,324 units	$57,039,981

* Fidelity Capital Appreciation Fund — Class K	Mutual Funds: 207,157 shares	5,253,513
* Fidelity Contrafund® — Class K	Mutual Funds: 954,808 shares	64,640,512
* Fidelity Diversified International Fund — Class K	Mutual Funds: 693,786 shares	20,896,840
* Fidelity Equity-Income Fund — Class K	Mutual Funds: 401,256 shares	17,751,574
* Fidelity Freedom K 2000 Fund	Mutual Funds: 93,465 shares	1,083,254
* Fidelity Freedom K 2010 Fund	Mutual Funds: 649,326 shares	8,233,454
* Fidelity Freedom K 2020 Fund	Mutual Funds: 1,305,615 shares	17,221,066
* Fidelity Freedom K 2030 Fund	Mutual Funds: 897,737 shares	12,209,219
* Fidelity Freedom K 2040 Fund	Mutual Funds: 348,816 shares	4,834,595
* Fidelity Freedom K 2050 Fund	Mutual Funds: 27,757 shares	389,156
* Fidelity Freedom K Income Fund	Mutual Funds: 113,273 shares	1,294,710
* Fidelity Government Income Fund	Mutual Funds: 1,811,471 shares	18,893,643
* Fidelity Growth Company Fund — Class K	Mutual Funds: 294,413 shares	24,465,749
* Fidelity Intermediate Bond Fund	Mutual Funds: 1,558,325 shares	16,440,330
* Fidelity Magellan® Fund — Class K	Mutual Funds: 213,673 shares	15,298,968
* Fidelity Overseas Fund — Class K	Mutual Funds: 309,389 shares	10,036,586
* Fidelity Puritan® Fund — Class K	Mutual Funds: 1,672,487 shares	29,954,235
* Fidelity Retirement Money Market Portfolio	Mutual Funds: 53,924,169 shares	53,924,169
* Fidelity Sel Gold	Mutual Funds: 104,372 shares	5,543,194
* Fidelity US BD Index	Mutual Funds: 57,630 shares	652,953
AIM Small Cap Growth Fund — Class I	Mutual Funds: 231,918 shares	6,964,506
Janus Aspen Series: Worldwide Growth Portfolio — Institutional Class	Mutual Funds: 128,019 shares	3,857,218
Janus Research Fund	Mutual Funds: 493,836 shares	14,528,647
Morgan Stanley Institutional Fund Trust:
Value Portfolio — Class I Shares	Mutual Funds: 202,553 shares	3,131,463
PIMCO Low Duration Fund — Institutional Class	Mutual Funds: 629,364 shares	6,539,093
PIMCO Total Return Fund — Institutional Class	Mutual Funds: 2,276,471 shares	24,699,714
Royce Low-Priced Stock Fund — Institutional Class	Mutual Funds: 663,939 shares	12,163,359
RS Emerging Markets CL Y	Mutual Funds: 97,642 shares	2,611,932
Spartan® U.S. Equity Index Fund — Investor Class	Mutual Funds: 522,344 shares	23,233,848
Spartan® Extnd Mkt Index	Mutual Funds: 61,479 shares	2,346,648
Spartan® Intl Index	Mutual Funds: 30,980 shares	1,089,550
Vang Infl Prot Sec	Mutual Funds: 189,042 shares	2,457,551
Wells Fargo Advantage Small Cap Value Fund — Investor Class	Mutual Funds: 559,324 shares	18,217,196

Total Mutual Funds		450,858,445

* Participant loans	1,864 Participant loans (interest rates
	range from 3.25% to 9.50% with
	maturities ranging from 1 to 25 years)	13,955,600

Total investments and participant loans		$521,854,026

* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions
Year ended December 31, 2010

Total That Constitute NonexemptProhibited Transactions
Participant		Contributions	Contributions	Total Fully Corrected
Contributions	Contributions	Corrected	Pending	Under VFCP and PTE
Transferred Late to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51
$1,015	—	—	—	1,015
It was noted that there was an unintentional delay during 2010 by the Plan Sponsor in submitting an employee contribution to the Plan. The delay was 457 days and the withholding amount was $1,015 per the Plan Sponsor. Lost interest was $49. The Participants’ contribution has been credited and the lost interest was reimbursed to the Plan in June 2011.
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN

By	/s/ Eugene G. Ballard Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee

June 23, 2011
Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm